                               Filed pursuant to Rule 424(b)(5)
                               Registration Statement No. 333-34181
         Prospectus Supplement to Prospectus dated September 10, 1997.

   [LOGO]
                                  $100,000,000
                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
            6.950% Senior Quarterly Income Debt Securities due 2098
                               (Senior QUIDS-SM-)
                            ------------------------

    This is an offering of 6.950% Senior Quarterly Income Debt Securities (the "Debt Securities") to be issued by Financial Security Assurance Holdings Ltd. (the "Company"). The Debt Securities will mature on November 1, 2098. The Company will pay interest on the Debt Securities on February 1, May 1, August 1 and November 1 of each year. The first such payment will be February 1, 1999.

    The Company has the option to redeem the Debt Securities, without paying a premium or penalty, (1) at any time on or after November 1, 2003, in whole or in part, or (2) at any time within 90 days after the occurrence of certain tax events, in whole but not in part. The Company will issue the Debt Securities only in book-entry form in denominations of $25 and integral multiples of $25.

    The Company intends to list the Debt Securities on the New York Stock Exchange.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                                  Per Unit        Total
                                                                 -----------  -------------
Initial public offering price..................................        100%    $100,000,000
Underwriting discount..........................................       3.15%      $3,150,000
Proceeds, before expenses, to the Company......................      96.85%     $96,850,000

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the Debt Securities will accrue from November 13, 1998 and must be paid by the purchaser if the Debt Securities are delivered after November 13, 1998.

                            ------------------------

    The Underwriters are severally underwriting the Debt Securities being offered. They expect to deliver the Debt Securities in book-entry form only through the facilities of The Depository Trust Company in New York, New York on November 13, 1998.

------------------------
QUIDS-SM- is a service mark of Goldman, Sach & Co.
GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY

              MERRILL LYNCH & CO.

                            MORGAN STANLEY DEAN WITTER

                                          PAINEWEBBER INCORPORATED
                            ------------------------

                 Prospectus Supplement dated November 6, 1998.

                                   THE COMPANY

      Financial Security Assurance Holdings Ltd. (the "Company", which may be referred to as "we" or "us"), through its wholly owned subsidiary, Financial Security Assurance Inc. ("FSA"), primarily provides financial guaranty insurance on asset-backed securities and municipal bonds. FSA was the first insurance company organized to insure asset-backed obligations and has been a leading insurer of asset-backed obligations (based on number of transactions insured) since its inception in 1985. FSA expanded the focus of its business in 1990 to include financial guaranty insurance of municipal obligations. For the nine months ended September 30, 1998, FSA had gross premiums written of $220.6 million, of which 32.2% related to insurance of asset-backed obligations and 67.8% related to insurance of municipal obligations. At September 30, 1998, FSA had net insurance in force of $147.2 billion, of which 71.4% represented insurance of municipal obligations and 28.6% represented insurance of asset-backed obligations.

      FSA writes financial guaranty insurance that typically guarantees scheduled payments on an issuer's obligations. In the case of a payment default on an insured obligation, FSA is generally required to pay the principal, interest or other amounts due either in accordance with the obligations' original payment schedule or, at its option, on an accelerated basis. The underwriting policy of FSA is to insure asset-backed and municipal obligations that would otherwise be investment grade without the benefit of FSA's insurance. The asset-backed obligations insured by FSA are generally issued in structured transactions backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by FSA consist primarily of:

     -    general obligation bonds, supported by the issuers' taxing power, and

     - special revenue bonds and other special obligations of state and local governments, supported by the issuers' ability to impose and collect fees and charges for public services or specific projects.

      Our business objective is to remain a leading insurer of asset-backed obligations and to become a more prominent insurer of municipal obligations. We believe that the demand for our financial guaranty insurance will grow over the long term as a result of the anticipated continuation of three trends:

     - expansion of asset securitization outside the residential mortgage sector;

     - growth in the insurance of municipal obligations due to the increased use of municipal bonds to finance repairs and improvements to the nation's infrastructure and the increased municipal bond purchases by individuals who generally purchase insured obligations; and

     - increase of the volume of new domestic municipal bonds that are insured; such volume having already grown every year since 1986 to reach 48.7% in 1997, according to published sources.

      The Company or its subsidiaries maintain offices in New York City, San Francisco, Dallas, London, Paris, Madrid, Sydney, Tokyo, Singapore and Bermuda. In addition to our domestic business, the Company pursues international opportunities and currently operates in the European and Pacific Rim markets. We were the first financial guaranty insurance company to insure obligations in international markets.

      We expect to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures.

      FSA's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. FSA's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services ("S&P") and Standard and Poor's (Australia) Pty. Ltd. FSA's claims-paying ability is rated "AAA" by Fitch IBCA, Inc. and Japan Rating and Investment Information, Inc.

      FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

      Our principal executive offices are located at 350 Park Avenue, New York, New York 10022. The telephone number at that location is (212) 826-0100.


                                 USE OF PROCEEDS

      We estimate that we will receive approximately $96.6 million from the sale of the Debt Securities, net of underwriting discounts and expenses. The net proceeds will be used as follows: (a) approximately $70 million will be contributed to the capital of FSA and (b) approximately $26.6 million will be retained by the Company for general corporate purposes. General corporate purposes may include the payment of principal and interest on debt, payment of dividends, share repurchases and strategic or other investments.


                                 CAPITALIZATION

      The following table sets forth the total capitalization of the Company at September 30, 1998, and such capitalization as adjusted to give effect to the issuance and sale of $100,000,000 aggregate principal amount of Debt Securities (in each case without giving effect to the payment of expenses).


                                                  September 30, 1998
                                            ------------------------------
                                               Actual      As Adjusted (1)
                                            -----------   ----------------
                                                     (Unaudited)
                                               (Dollars in Thousands)

Long-term debt ........................     $  130,000    $   230,000

Shareholders' equity:
Preferred Stock .......................            700           700
Common Stock ..........................        694,168       730,889
   Retained earnings ..................        307,220       307,220
   Unrealized gain on investments .....         42,942        42,942
   Deferred Equity compensation .......         33,358        33,358
   Less treasury stock at cost ........      (112,947)       (69,668)
                                            ---------     ----------
        Total shareholders' equity ....        965,441     1,045,441
        Total capitalization ..........     $1,095,441    $1,275,441
                                            ----------    ----------
                                            ----------    ----------


---------------
(1) Adjusted to give effect to the issuance and sale of and use of proceeds from the Debt Securities, the issuance of common shares out of treasury to EXEL Limited and the receipt of proceeds therefrom (see "Certain Developments").

              SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

      We have derived the selected consolidated financial data in the table below for each of the five years in the period ended December 31, 1997 from audited consolidated financial statements of the Company previously filed with the Commission. The selected consolidated financial data at September 30, 1997 and 1998, and for the nine months ended September 30, 1997 and 1998, are unaudited but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The results of operations for the periods ended September 30, 1997 and 1998 are not necessarily indicative of the operating results for the full year. You should also read the consolidated financial statements and related notes of the Company included, or incorporated by reference, in the Company's periodic reports filed under the Exchange Act that are incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.



                                                                           Year Ended December 31,
                                         ----------------------------------------------------------------------------------------
                                             1993(1)             1994              1995                1996               1997
                                         -------------       -------------     -------------       -------------    -------------
                                                                (Dollars in thousands, except per share data)

INCOME STATEMENT DATA:
Gross premiums written ...............   $     127,409       $     106,449     $     110,742       $     176,965    $     236,391
Net premiums written .................          65,006              77,757            77,576             121,000          172,878
Net premiums earned ..................          63,377              65,754            69,347              90,448          109,511
Net realized gains (losses) ..........          18,292              (3,773)            5,120               3,189           11,522
Net investment income ................          47,948              46,592            48,965              65,064           72,085
Total revenues .......................         127,654             109,350           127,273             158,998          202,421
Losses and loss
  adjustment expenses ................          84,054               3,024            21,658(3)            6,874            9,156
Amortization and write-off
  of goodwill ........................          81,598                  --                --                  --               --
Policy acquisition
  and other expenses .................          40,459              28,036            30,573              42,353           54,766
Income (loss) before
  income taxes .......................        (163,886)             78,290            75,042             109,771          138,499
Net income (loss) ....................        (124,707)             60,375            55,038              80,760          100,502
Diluted earnings (loss)
  per common share ...................           (5.44)               2.12              2.12                2.61             3.25
Cash dividends per
  common share .......................              --                0.16              0.32                0.35             0.41

Selected Financial Statistics:
GAAP Basis(2)
Loss ratio ...........................           132.6%                4.6%             31.2%(3)             7.6%             8.4%
Expense ratio ........................            62.1                40.5              42.2                42.8             44.5
Combined ratio .......................           194.7                45.1              73.4                50.4             52.9
SAP Basis(2)
Loss ratio ...........................             0.7%               28.1%             16.7%               10.6%             5.2%
Expense ratio ........................            52.2                59.1              45.5                33.7             27.6
Combined ratio .......................            52.9                87.2              62.2                44.3             32.8

BALANCE SHEET (end of period):
Total investments ....................   $     786,723(4)    $     747,176     $   1,110,742       $   1,154,416    $   1,431,628
Prepaid reinsurance premiums .........         127,849             121,668           133,548             151,224          173,123
Total assets .........................       1,030,587           1,074,316         1,490,262           1,537,742        1,900,644
Deferred premium revenue .............         328,165             334,569           463,897             511,196          595,196
Total liabilities ....................         488,615             528,880           712,315             736,482        1,018,284
Shareholders' equity .................         541,972             545,436           777,947             801,260          882,360
Book value per common share ..........           20.95               20.92            24.67                26.71            30.66

Selected Financial Statistics(2):
Gross insurance in force .............      61,290,000          65,824,000        99,034,000         125,432,000      158,020,000
Net insurance in force ...............      41,667,000          45,825,000        75,360,000          93,704,000      117,430,000
Qualified statutory capital ..........         454,048             465,787           644,653             675,944          781,661
Policyholders' leverage ratio ........            92:1                98:1             117:1               139:1            150:1




                                                   Nine Months
                                               Ended September 30,
                                         ------------------------------
                                             1997             1998
                                         -------------    -------------
                                             (Dollars in thousands,
                                             except per share data)

INCOME STATEMENT DATA:
Gross premiums written ...............   $     174,576    $     220,604
Net premiums written .................         123,590          154,530
Net premiums earned ..................          79,539           96,991
Net realized gains (losses) ..........           6,648           15,579
Net investment income ................          51,402           57,648
Total revenues .......................         146,611          170,618
Losses and loss
  adjustment expenses ................           6,867            3,140
Amortization and write-off
  of goodwill ........................              --               --
Policy acquisition
  and other expenses .................          39,524           50,731
Income (loss) before
  income taxes .......................         100,220          116,747
Net income (loss) ....................          72,708           85,483
Diluted earnings (loss)
  per common share ...................            2.36             2.83
Cash dividends per
  common share .......................            0.30             0.33

Selected Financial Statistics:
GAAP Basis(2)
Loss ratio ...........................             8.6%             3.2%
Expense ratio ........................            44.6             45.2
Combined ratio .......................            53.2             48.4
SAP Basis(2)
Loss ratio ...........................             6.0%           (21.1)%
Expense ratio ........................            27.4             27.9
Combined ratio .......................            33.3              6.8


BALANCE SHEET (end of period):
Total investments ....................   $   1,487,902    $   1,603,399
Prepaid reinsurance premiums .........         172,859          202,139
Total assets .........................       1,968,221        2,092,750
Deferred premium revenue .............         575,750          682,228
Total liabilities ....................       1,085,229        1,127,309
Shareholders' equity .................         882,992          965,441
Book value per common share ..........           29.46            33.96

Selected Financial Statistics(2):
Gross insurance in force .............     145,393,000      198,471,000
Net insurance in force ...............     106,713,000      147,233,000
Qualified statutory capital ..........         788,108          843,099
Policyholders' leverage ratio ........           135:1            175:1


---------------
1. Results for the year ended December 31, 1993, were adversely affected by $63.7 million in net incurred losses for three commercial mortgage transactions insured by FSA, $63.0 million of which losses were directly paid by a US WEST, Inc. Letter of Credit. The payment under the US WEST, Inc. Letter of Credit was accounted for under GAAP as a contribution of capital (net of related tax effect) and the related losses were reflected as an expense in the Company's income statement, while for SAP income statement purposes the drawings under the US WEST, Inc. Letter of Credit were netted against such losses. Results were also adversely affected by an increase in FSA's General Reserve of $20.3 million, a write-off of $78.8 million of goodwill, a restructuring charge of $85.4 million resulting from the premium payment by FSA to Commercial Reinsurance Company under its reinsurance agreement with FSA and non-recurring charges of approximately $10.0 million. Gross and net premiums written were reduced due to the cession of $17.9 million of unearned premiums from FSA to Commercial Reinsurance Company under such reinsurance agreement.

2. These ratios and statistics relate solely to FSA. The GAAP loss ratio is losses and loss adjustment expenses incurred (inclusive of additions to the General Reserve) divided by net premiums earned. The SAP loss ratio is losses and loss adjustment expenses incurred (exclusive of additions to the General Reserve) divided by net premiums earned. The GAAP expenses ratio is underwriting and operating expenses divided by net premiums earned. The SAP expense ratio is underwriting and operating expenses divided by net premiums written. The combined ratio in both a GAAP and SAP basis is the sum of the applicable loss and expense ratios.

3. 1995 losses and loss adjustment expenses and GAAP loss ratio include a $15.4 million increase to General Reserve related to the merger with Capital Guaranty Corporation. Excluding this increase, the loss ratio would have been 9.0%.

4. Total investments at December 31, 1993 including $54.1 million of unrealized gains and $24.3 million of funds withheld from the premium ceded by FSA to Commercial Reinsurance Company, pending deposit of such funds in a trust account satisfying the requirements of applicable insurance law.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and one third of rental expense which is deemed representative of the interest factor for such rental expense. The ratio for 1993 is not meaningful because of the significant loss incurred by the Company in that year. The Company had no capitalized interest for the periods presented.


                                                                                     Nine Months
                                                                                        Ended
                                                 Year Ended December 31,            September 30,
                                         ----------------------------------------   -------------
                                         1993     1994     1995      1996    1997        1998
                                         ----     ----     ----      ----    ----        ----
Ratio of earnings to fixed charges ....   N/M     51.2     70.0      35.2    22.6        15.4



                              CERTAIN DEVELOPMENTS

     On November 3, 1998, the Company and EXEL Limited ("EXEL") closed a transaction to create two new Bermuda-based financial guaranty insurance companies. Each of the new companies has been initially capitalized with $100 million. Our company, Financial Security Assurance International Ltd. ("FSA International"), is an indirect subsidiary of FSA and the other company, X.L. Financial Assurance Ltd., is an indirect subsidiary of EXEL.

     The Company has a minority interest in the EXEL company, and EXEL has a minority interest in the FSA company.

     In conjunction with forming the new companies, the Company and EXEL swapped approximately $80 million of their respective common shares, based upon the closing price for such shares on the New York Stock Exchange on October 29, 1998, with the Company delivering to EXEL 1,632,653 unregistered shares of common stock, $0.01 par value, out of treasury and with EXEL delivering to the Company 1,066,667 class A ordinary shares. The Company issued its common shares to EXEL in reliance upon an exemption from registration under the Securities of 1933 (the "Act") pursuant to Section 4(2) of the Act. In connection with such transaction, the Company entered into a registration rights agreement with EXEL pursuant to which EXEL is entitled to cause the Company to register such shares under the Act upon the terms set forth in such agreement. The Company then sold 800,000 of the EXEL shares to an unrelated third party for $60,000,000 in cash in order to fund, in part, its investment in Financial Security Assurance International Ltd.


                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will represent direct unsecured obligations of the Company and will be issued as a separate series of debt securities under the Indenture, dated as of September 15, 1997 (the "Senior Indenture"), between the Company and First Union National Bank, as Trustee (the "Trustee"). The following summary of certain terms of the Debt Securities and the Senior Indenture is not complete. You should refer to the provisions and definitions in the Senior Indenture, a copy of which is an exhibit to the Registration Statement of which the accompanying Prospectus is a part.

     - The Debt Securities will be limited to $100,000,000 aggregate principal amount and will mature on November 1, 2098.

     - Each Debt Security will bear interest at the rate of 6.950% per annum from November 13, 1998 or from the most recent interest payment date to which interest has been paid or provided for.

     - The interest is payable quarterly on February 1, May 1, August 1, and November 1 of each year, commencing February 1, 1999, to the person in whose name such Debt Security is registered at the close of business on January 15, April 15, July 15 or October 15, immediately preceding such interest payment date.

     - The Debt Securities will be subject to defeasance and covenant defeasance as provided in Article Thirteen of the Senior Indenture.

     - The Company has the option of redeeming the Debt Securities, without paying a premium or penalty, (1) at any time on or after November 1, 2003, in whole or in part, or (2) at any time within 90 days after the occurrence of certain tax events, in whole but not in part.


                              Book-Entry Procedures

     Except as set forth below, Debt Securities will be available for purchase in book-entry form only in denominations of $25 and integral multiples thereof. Market Makers expect to trade the Debt Securities in round lots of 100 units (representing $2,500 aggregate principal amount). Upon issuance, all Debt Securities will be represented by one fully registered global security (the "Registered Global Security"). The Registered Global Security will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or its nominee. The Registered Global Security may be transferred, in whole but not in part, by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary selected or approved by the Company or to a nominee of such successor Depositary.

     The Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934. The Depositary holds securities that its participants deposit with it. The Depositary also facilitates the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Ownership of beneficial interests in the Debt Securities will be limited to persons that have accounts with the Depositary ("Agent Members") or persons that may hold interests through Agent Members. Upon the issuance of the Registered Global Security, the Depositary will credit, on its book-entry registration and transfer system, the Agent Members' accounts with the respective principal amounts of the Debt Securities beneficially owned by such Agent Members. Ownership and transfer of beneficial interests in such Registered Global Security will be shown on and effected through (i) records maintained by the Depositary, with respect to interests of Agent Members, and (ii) records of Agent Members, with respect to interests of persons holding through Agent Members. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the Registered Global Security.

     The Depositary, or its nominee, will be considered the sole owner or Holder of the Debt Securities represented by such Registered Global Security for all purposes under the Senior Indenture for so long as the Depositary, or its nominee, is the registered owner of the Registered Global Security. Except as provided below, owners of beneficial interests in the Registered Global Security will not be entitled to have the Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Senior Indenture. Accordingly, each Person owning a beneficial interest in the Registered Global

Security must rely on the procedures of the Depositary and, if such Person is not an Agent Member, on the procedures of the Agent Member through which such Person owns its interest, to exercise any rights of a Holder under the Senior Indenture. The Company understands that, under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in the Registered Global Security desires to give or take any action which a Holder is entitled to give or take under the Senior Indenture, the Depository would authorize the Agent Members holding the relevant beneficial interests to give or take such action, and such Agent Members would authorize beneficial owners owning through such Agent Members to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     The Company will pay principal and interest on the Debt Securities by wire transfer of immediately available funds on the date such payment is due either to the Depositary or its nominee, as the Holder of the Registered Global Security. The Company expects that, upon receipt of such payment, the Depository will credit the accounts of the Agent Members with payment in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of the Depositary. The Company also expects that payments by Agent Members to owners of beneficial interests in the Registered Global Security will be the responsibility of such Agent Members and will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." None of the Company, the Trustee or any of their agents are responsible or liable for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests.

     The Registered Global Security will be transferable or exchangeable for Debt Securities in definitive form of an equal aggregate principal amount without coupons and in denominations of $25 and integral multiples thereof if:

         (a) the Depositary notifies the Company that it is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agent registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice, or becomes aware of such condition, as the case may be, or

         (b) the Company executes and delivers to the Trustee an officers' certificate to the effect that the Registered Global Security shall be transferable and exchangeable.

     Such definitive Debt Securities shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Agent Members with respect to ownership of beneficial interests in the Registered Global Security.

                               Optional Redemption

     The Debt Securities will be redeemable at the option of the Company, in whole or in part, at any time on or after November 1, 2003 and prior to maturity without premium or penalty.

                              Tax Event Redemption

     If a Tax Event (as defined below) has occurred and is continuing, the Debt Securities will be redeemable at the option of the Company, within 90 days following the occurrence of such Tax Event, in whole but not in part, without premium or penalty.

      "Tax Event" means that the Company shall have received an opinion of counsel (which may be counsel to the Company or an affiliate but not an employee thereof) experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of original issuance of the Debt Securities, there is more than an insubstantial risk that interest payable by the Company on the Debt Securities is not, or will not be, deductible by the Company for United States Federal income tax purposes.

                                  UNDERWRITING

     The Company and the underwriters named below (the "Underwriters") have entered into an underwriting agreement (the "Underwriting Agreement" ) and a pricing agreement with respect to the Debt Securities. Subject to the terms and conditions contained in the Underwriting Agreement, each of the Underwriters named below has severally agreed to purchase from the Company the aggregate principal amount of Debt Securities set forth opposite its name below.


                                                           Principal Amount
               Underwriters                               of Debt Securities
               ------------                               ------------------
Goldman, Sachs & Co. ..................................    $  15,750,000
Salomon Smith Barney Inc. .............................       15,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated ....       15,750,000
Morgan Stanley & Co. Incorporated .....................       15,750,000
PaineWebber Incorporated ..............................       15,750,000
BT Alex. Brown Incorporated ...........................        1,250,000
A. G. Edwards & Sons, Inc. ............................        1,250,000
EVEREN Securities, Inc. ...............................        1,250,000
CIBC Oppenheimer Corp. ................................        1,250,000
SG Cowen Securities Corporation .......................        1,250,000
Advest, Inc. ..........................................          625,000
Robert W. Baird & Co. Incorporated ....................          625,000
J. C. Bradford & Co. ..................................          625,000
Charles Schwab & Co. Inc. .............................          625,000
Dain Rauscher Incorporated ............................          625,000
Fahnestock & Co. Inc. .................................          625,000
Fifth Third/The Ohio Company ..........................          625,000
Gruntal & Co., L.L.C. .................................          625,000
Interstate/Johnson Lane Corporation ...................          625,000
Janney Montgomery Scott Inc. ..........................          625,000
Legg Mason Wood Walker, Incorporated ..................          625,000
McDonald & Company Securities, Inc. ...................          625,000
McGinn, Smith & Co., Inc. .............................          625,000
Morgan Keegan & Company, Inc. .........................          625,000
Olde Discount Corporation .............................          625,000
Piper Jaffray Inc. ....................................          625,000
Raymond James & Associates, Inc. ......................          625,000
The Robinson-Humphrey Company, LLC ....................          625,000
Roney Capital Markets .................................          625,000
TD Securities (USA) Inc. ..............................          625,000
Trilon International Inc. .............................          625,000
Tucker Anthony Incorporated ...........................          625,000
U. S. Clearing Corp. ..................................          625,000
Wheat First Securities, Inc. ..........................          625,000
                                                           -------------
                      Total............................    $ 100,000,000
                                                           -------------
                                                           -------------

                                 -------------

         Debt Securities sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any Debt Securities sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 2.00% of the principal amount of the Debt Securities.

Any such securities dealers may resell any Debt Securities purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 1.60% of the principal amount of the Debt Securities. If all the Debt Securities are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

     Prior to this offering of Debt Securities, there has been no public market for the Debt Securities. The Company intends to list the Debt Securities on the New York Stock Exchange ("NYSE") and expects trading in the Debt Securities on the NYSE to begin within thirty days after the original issue date. In order to meet one of the requirements for listing the Debt Securities, the Underwriters will undertake to sell lots of 100 or more to a minimum of 400 beneficial holders.

     The Debt Securities are a new issue of securities with no established trading market. The Underwriters have advised the Company that, prior to the commencement of trading of the Debt Securities on the NYSE, the Underwriters intend to make a market in the Debt Securities but are not obligated to do so and may discontinue market making at any time without notice. Neither the Company nor the Underwriters can assure you that the trading market for the Debt Securities will be liquid.

     In connection with the offering, the Underwriters may purchase and sell the Debt Securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater total principal amount of Debt Securities than they are required to purchase from the Company in the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debt Securities while the offering is in progress.

     The Underwriters also may impose a penalty bid. This may occur when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased Debt Securities sold by or for the account of such Underwriter in stabilizing or covering transactions.

     These activities of the Underwriters may stabilize, maintain or otherwise affect the market price of the Debt Securities. As a result, the price of the Debt Securities may be higher than the price that might otherwise prevail on the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Underwriters, and certain of their affiliates, have from time to time provided investment banking, financial advisory and other services to the Company and its affiliates in the ordinary course of business.

     It is expected that delivery of the Debt Securities will be made against payment therefor on or about November 13, 1998, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being herein referred to as "T+5"). Purchasers of Debt Securities should note that the ability to settle secondary market trades of the Debt Securities effected on the date of pricing and the succeeding business days may be affected by the T+5 settlement.

     The Company expects to have an estimated $225,000 of expenses in connection with this offering.


                                 LEGAL OPINIONS

     The validity of the Debt Securities offered hereby will be passed upon for the Company by Bruce E. Stern, Esq., General Counsel of the Company, and for the Underwriters by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP (formerly Coopers & Lybrand, L.L.P.), independent accounts, as set forth in their reports thereon dated January 26, 1998 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                      ADDITIONAL AVAILABLE INFORMATION

      You may obtain information on the operation of the public reference facilities maintained by the Securities and Exchange Commission that are described in the accompanying Prospectus under the heading "Available Information" by calling the SEC at 1-800-SEC-0330.

PROSPECTUS


                                US $250,000,000

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

                                Debt Securities
                                  Common Stock


                  Financial Security Assurance Holdings Ltd., a New York corporation (the "Company"), may offer from time to time (a) its unsecured debt securities, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"); and (b) shares of its Common Stock, par value $.01 per share (the "Common Stock"). The Debt Securities and Common Stock (collectively, the "Securities") will be offered in amounts, at prices and on terms to be determined at the time any such Securities are to be offered. The Securities will have an aggregate initial offering price of up to $250,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a foreign currency or in currency units.

                  Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (a) in the case of the Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculation of interest and premium, if any, place or places where principal, premium, if any, and interest will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, and (b) in the case of Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms.

                  The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the Securities.

                  The Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement.

                  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------


                The date of this Prospectus is September 10, 1997

                  Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                           ---------------------------


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH
           CAROLINA, NOR HAS THE COMMISSIONER RULED UPON THE ACCURACY
                          OR ADEQUACY OF THIS DOCUMENT.

                  No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and the applicable Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any agent, underwriter or dealer. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities to which they relate in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                              AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 14th Floor, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates, or may be viewed by visiting the Commission's web site at http://www.sec.gov. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

                  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents filed by the Company with the Commission are incorporated herein by reference:

                  (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

                  (2) The Company's Quarterly Report on Form 10-Q for each of the first two calendar quarters of 1997.

                  (3) The description of the Common Stock of the Company contained in the Company's Registration Statement on Form 8-A declared effective by the Commission on May 6, 1994, and any amendment or report filed for the purpose of updating such description.

                  Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

                  Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the foregoing documents). Any such request should be directed to: Bruce E. Stern, Esq., Financial Security Assurance Holdings Ltd., 350 Park Avenue, New York, New York 10022 (telephone: (212) 826-0100).


                                  THE COMPANY

                  Financial Security Assurance Holdings Ltd. (the "Company"), through its wholly owned subsidiary, Financial Security Assurance Inc. ("FSA"), is primarily engaged in the business of providing financial guaranty insurance on asset- backed securities and municipal bonds. FSA was the first insurance company organized to insure asset-backed obligations and has been a leading insurer of asset-backed obligations (based on number of transactions insured) since its inception in 1985. FSA expanded the focus of its business in 1990 to include financial guaranty insurance of municipal obligations. For the six months ended June 30, 1997, FSA had gross premiums written of $132.1 million, of which 49% related to insurance of asset-backed obligations and 51% related to insurance of municipal obligations. At June 30, 1997, FSA had net insurance in force of $102.5 billion, of which 69% represented insurance of municipal obligations and 31% represented insurance of asset-backed obligations.

                  Financial guaranty insurance written by FSA typically guarantees scheduled payments on an issuer's obligations. In the case of a payment default on an insured obligation, FSA is generally required to pay the principal, interest or other amounts due in accordance with the obligations' original payment schedule or, at its option, to pay such amounts on an accelerated basis. FSA's underwriting policy is to insure asset-backed and municipal obligations that would otherwise be investment grade without the benefit of FSA's insurance. The asset-backed obligations insured by FSA are generally issued in structured transactions backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by FSA consist primarily of general obligation bonds supported by the issuers' taxing power and special revenue bonds and other special obligations of state and local governments supported by the issuers' ability to impose and collect fees and charges for public services or specific projects.

                  The Company's business objective is to remain a leading insurer of asset-backed obligations and to become a more prominent insurer of municipal obligations. The Company's acquisition of Capital Guaranty Corporation ("Capital Guaranty") in December 1995 increased the Company's presence in the insured municipal bond sector. The Company believes that the demand for its financial guaranty insurance will grow over the long term in response to anticipated growth in insured asset-backed and municipal obligations. The Company expects continued growth in the insurance of asset- backed obligations, due in part to the continued expansion of asset securitization outside of the residential mortgage sector. In the long term, the Company also expects continued growth in the insurance of municipal obligations, due in part to increased issuance of municipal bonds to finance repairs and improvements to the nation's infrastructure and increased municipal bond purchases by individuals who generally purchase insured obligations. In addition the percentage of new domestic municipal bond volume which is insured has increased each year since 1986, to 46% for the year ending 1996 according to published sources. The company maintains offices in New York City, San Francisco, Dallas, London, Paris, Madrid and Sydney, and expects soon to open an office in Singapore. In addition to its domestic business, the Company pursues international opportunities and currently operates in the European and Pacific Rim markets. The Company was the first financial guaranty insurance company to insure obligations in international markets.

                  The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures.

                  The claims-paying ability of FSA is rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's Ratings Services ("S&P"), Fitch Investors Service, L.P., Nippon Investors Services and S&P (Australia) Pty. Ltd.

                  FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

                  The principal executive offices of the Company are located at 350 Park Avenue, New York, New York 10022. The telephone number at that location is (212) 826-0100.


                                 USE OF PROCEEDS

                  Unless otherwise stated in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Securities will be used for general corporate purposes of the Company.


                       RATIO OF EARNINGS TO FIXED CHARGES

                  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated income before income taxes and fixed charges. Fixed charges consist of interest and one-third of rental expense which is deemed representative of the interest factor for such rental expense. The ratio for 1993 is considered not meaningful because of the significant loss incurred by the Company in that year. The Company had no capitalized interest for the periods presented.

                                                                                                      Six
                                                                                                     Months
                                                                                                      Ended
                                                 Years Ended December 31,                            June 30,
                                        ----------------------------------------------------    -----------------
                                        1992        1993       1994        1995       1996        1996       1997
                                        ----        ----       ----        ----       ----        ----       ----


Ratio of earnings to fixed charges ..   31.1        N/M        51.2        70.0       35.2        32.7       39.5



                         DESCRIPTION OF DEBT SECURITIES

                  The Senior Debt Securities offered hereby are to be issued in one or more series under a Senior Indenture, as supplemented from time to time (as so supplemented, the "Senior Indenture"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Indenture Trustee"). The Subordinated Debt Securities offered hereby are to be issued in one or more series under a Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Indenture Trustee" and, together with the Senior Indenture Trustee, the "Trustees"). Copies of the Senior Indenture and the form of the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

                  The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.


General

                  The Debt Securities will be direct and unsecured obligations of the Company. The Senior Debt Securities will rank equally and ratably with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company. See "-Subordination under the Subordinated Indenture". As a non-operating holding company, most of the assets of the Company are owned by the Company's subsidiaries, and the Company relies primarily on dividends or other payments from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. In addition, the payment of dividends or other amounts by the Company's insurance company subsidiary, Financial Security Assurance Inc., is limited under the applicable insurance laws and regulations of the State of New York. The Indentures do not limit the aggregate amount of Debt Securities that may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under either of the Indentures or any other indenture that the Company may enter into in the future or otherwise.

                  The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or in accordance with a resolution of the Company's Board of Directors or a committee thereof.

                  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities): (1) the title of the Debt Securities; (2) any limit upon the aggregate principal amount of the Debt Securities; (3) the date or dates on which the principal of the Debt Securities is payable; (4) the rate or rates, if any, at which the Debt Securities shall bear interest, the interest payment dates on which any such interest shall be payable, the right, if any, of the Company to defer or extend an interest payment date, or the method by which any of the foregoing shall be determined;
(5) the place or places where, subject to the terms of the Indenture, the principal of and premium, if any, and interest on the Debt Securities will be payable; (6) any period or periods within or date or dates on which, the price or prices at which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of the Company pursuant to any sinking fund or otherwise; (7) the obligation, if any, of the Company to redeem, purchase or repay the Debt Securities pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which the Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (8) the denominations in which any Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (9) if other than in U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the Debt Securities shall be payable, or in which the Debt Securities shall be denominated; (10) any additions, modifications or deletions, in the Events of Default or covenants of the Company specified in the Indenture with respect to the Debt Securities; (11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof; (12) any index or indices used to determine the amount of payments of principal of and premium, if any, on the Debt Securities and the manner in which such amounts will be determined; (13) the issuance of a temporary Global Security representing all of the Debt Securities of such series and exchange of such temporary Global Security for definitive Debt Securities of such series; (14) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities, and the circumstances under which any such Registered Global Security may be registered for transfer or exchange, or authenticated and delivered, in the name of a Person other than such Depositary or its nominee, if other than as set forth in the Indentures;
(15) the appointment of any paying agent, transfer agent or registrars; (16) the terms and conditions of any obligation or right of the Company to convert or exchange the Subordinated Debt Securities into other Securities or at the option of a Holder thereof; (17) the relative degree, if any, to which the Debt Securities of any series shall be senior to or subordinated to other series of Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; and (18) any other terms of the Debt Securities not inconsistent with the provisions of the Indentures. (Section 2.03).

                  Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

                  If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

                  If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.


Denominations, Registration, Payment and Transfer

                  Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount.

                  Debt Securities may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Trustees as registrars under the Indentures. If the applicable Prospectus Supplement refers to any transfer agents or paying agents (in addition to the registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or paying agent or approve a change in the location through which any such transfer agent or paying agent acts. The Company may at any time designate additional transfer agents or paying agents with respect to any series of Debt Securities.

                  Neither the Company nor the Trustees shall be required to exchange or register a transfer of (a) any Debt Securities of any series for a period of 15 days preceding the first mailing of notice of redemption for such series to be redeemed, or (b) any Debt Securities selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not so to be redeemed.

                  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and any interest on Debt Securities will be made at the office of the Trustee for such Debt Securities in the City of New York or at the office of such paying agent or paying agents as the Company may designate from time to time in an applicable Prospectus Supplement, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on any record date for such interest, except in the case of defaulted interest.


Global Debt Securities

                  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Debt Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

                  The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

                  Upon the issuance of a Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary, the Depositary for such Global Debt Security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Debt Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debt Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

                  So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Debt Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Debt Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

                  Payments of principal of (and premium, if any) and interest on individual Debt Securities represented by a Global Debt Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Debt Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any paying agent, or the Securities registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Debt Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                  The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Debt Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debt Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in `street name'. Such payments will be the responsibility of such Participants.

                  Unless otherwise specified in the applicable Prospectus Supplement, if a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Debt Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Debt Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Debt Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Debt Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Debt Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Debt Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Debt Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.


Certain Covenants of the Company

                  Limitations on Liens. Under the Senior Indenture, so long as Senior Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for borrowed money which is secured by a Mortgage of any nature on any of the present or future capital stock of any Restricted Subsidiary unless the Senior Debt Securities then outstanding shall be secured equally and ratably with, or prior to, such other secured debt so long as it is outstanding. (Section 3.06)

                  Limitations on Disposition of Stock of Restricted Subsidiaries. Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Restricted Subsidiary except for (i) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary to a wholly owned Subsidiary of the Company or such Subsidiary; (ii) a sale, transfer or other disposition of the entire capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith); or (iii) a sale, transfer or other disposition of the capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith) if, after giving effect thereto, the Company and its Subsidiaries would own more than 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary. (Section 3.07)


Consolidation, Merger, Sale or Conveyance

                  Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not consolidate with or merge into any other corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to any person, unless (i) the successor or purchaser is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;
(ii) such successor or purchaser shall expressly assume, by supplemental indenture satisfactory in form to the related Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all the Debt Securities and the performance and observance of every covenant and condition of the Company under the related Indenture; and (iii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing under the related Indenture. (Section 9.01)


Certain Definitions

                  The covenants and other provisions relating to the Debt Securities are to be read in conjunction with the definitions contained in the Senior and Subordinated Indentures, certain of which are substantially to the following effect:

                  "Debt Securities" means all unsecured debt securities, notes or other evidences of indebtedness issued in one or more series that the Company may issue from time to time in accordance with the terms of the related Indentures.

                  "Mortgage" means any mortgage, pledge, lien, security interest or other encumbrance.

                  "Restricted Subsidiary" means Financial Security Assurance Inc. and any successor to all or substantially all of its business, provided that such successor is a Subsidiary.

                  "Subsidiary" means a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

                  "Voting Stock" means, with respect to any Subsidiary, stock of any class or classes (or equivalent interests), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of the directors (or persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such a contingency.


Events of Default

                  Any one of the following events will constitute an Event of Default with regard to any series of Debt Securities under each of the
Indentures: (i) default continued for 30 days in payment of any installment of interest on any of the Debt Securities when due; (ii) default in payment of all or any part of the principal of the Debt Securities when due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default continued for 60 days after notice of such default in performance of any covenant or warranty of the Indenture by the Company in respect of the Debt Securities; (iv) certain events of default with respect to indebtedness of the Company (other than the Debt Securities or non-recourse obligations of the Company) in an aggregate principal amount in excess of $10,000,000 which default shall consist of the failure to make any payment at maturity or shall have resulted in the acceleration of the maturity of such indebtedness; (v) certain events of bankruptcy, insolvency, or reorganization of the Company or any Restricted Subsidiary; or (vi) any other Event of Default provided in the supplemental indenture or resolution of the Board of Directors under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Section 5.01) The Company is required to file with the Trustee annually a written statement as to the fulfillment of certain of its obligations under the Indenture. (Section 3.05)

                  Each Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any default (except in payment of principal of or premium, if any, or interest on the Debt Securities) if the Trustee considers it in the interest of the holders of the Debt Securities to do so. (Section 5.11)

                  Each Indenture provides that (a) if an Event of Default described in clause (i) or (ii) above shall have occurred and be continuing with regard to the Debt Securities of any series, either the Trustee or the holders of 25% in aggregate principal amount of the Debt Securities of that series then outstanding (each such series acting as a separate class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and interest accrued thereon, if any, to be due and payable immediately and (b) if an Event of Default described in clause (iii), (iv) or (v) above shall have occurred and be continuing, either the Trustee or the holders of 25% in aggregate principal amount of all Debt Securities (or in the case of an Event of Default described in clause (iii) above, all series affected by such Event of Default) then outstanding (voting as a single class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities (in the case of clause (iii) above, limited to all series affected) then outstanding and interest accrued thereon, if any, to be due and payable immediately. Upon certain conditions, such declaration by the holders of Debt Securities of any series may be annulled and past defaults which have been cured may be waived by (a) with respect to clauses (i) or (ii) the holders of a majority in aggregate principal amount of Debt Securities of such series (each such series voting as a separate class) then outstanding and (b) with respect to clauses (iii), (iv) or (v) above, the holders of a majority in aggregate principal amount of the Debt Securities of all series (in the case of clause (iii) above, limited to all series affected by such default) then outstanding (voting as a single class). (Section 5.01) Prior to a declaration of acceleration of maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of each series voting separately or all series voting as a single class, depending on the nature of the Event of Default, may waive any Event of Default, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Section 5.10)

                  Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the relative Indenture at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered the Trustee reasonable indemnity. (Section 6.02) Subject to such provision for indemnification, the holders of a majority in aggregate principal amount of the Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.09)


Defeasance and Covenant Defeasance

                  Except as may otherwise be provided in the applicable Prospectus Supplement with respect to the Debt Securities of any series, each Indenture provides that, subject to certain conditions, the Company may elect either (i) to be discharged from any and all obligations with respect to the Debt Securities (except for the obligations to register the transfer or exchange of the Debt Securities, to replace temporary or mutilated, defaced, destroyed, lost or stolen Debt Securities, to maintain an office or agency for the payment of principal and interest in respect of the Debt Securities, to appoint a paying agent and, if the Company elects to act as the paying agent, to hold moneys for such payment in trust) ("Defeasance") or (ii) to be released from its obligations with respect to the Debt Securities under Sections 3.06 and 3.07 of the Indenture (being the sections of the Indenture captioned "Limitations on Liens" and "Limitations on Disposition of Stock of Restricted Subsidiaries" see "Certain Covenants of the Company") ("Covenant Defeasance"), upon the deposit with the Trustee (or another qualifying trustee) irrevocably in trust for such purpose, of money and/or United States government obligations in an amount which, in the opinion of a nationally recognized firm of independent public accountants delivered to such trustee, would be sufficient to pay the principal of and premium, if any, and interest on the Debt Securities on the scheduled due dates therefor. (Sections 13.01 through 13.04)

                  Each Indenture provides that, to effect Defeasance or Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel to the effect that Defeasance or Covenant Defeasance, as the case may be, will not cause the holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes. In addition, in the case of Defeasance, such opinion of counsel must state that a private letter ruling or a revenue ruling to the same effect has been issued by the United States Internal Revenue Service or state that since the date of the Indenture there has been a change in the applicable federal income tax law or the interpretation thereof to the same effect. (Section 13.04)

                  With respect to the Subordinated Indenture, in order to be discharged as described above, no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing or no Event of Default with respect to the Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable.

Modification and Waiver

                  Each Indenture provides that the Company may enter into a supplemental indenture or indentures for the purpose of adding to, changing or eliminating any of the provisions of such Indenture or of any supplemental indentures or of modifying the rights of the holders of Debt Securities issued thereunder if approved in writing signed by the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected thereby voting as one class; provided that the consent of each holder of Debt Securities affected thereby is required for any modification or alteration which (i) extends the final maturity of any Debt Securities, or reduces the principal amount thereof, or reduces the rate or extends the time of payment of interest thereon, or reduces any amount payable on redemption thereof or impairs or affects the right of any holder of Debt Securities to institute suit for the payment thereof, (ii) reduces the percentage in aggregate principal amount, the consent of the holders of which is required for any such supplemental indenture or (iii) modifies any provision with respect to the subordination of Debt Securities of any series in a manner adverse to the holders thereof. (Section 8.02) The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of all series (including the Debt Securities) voting as one class may waive compliance by the Company with certain covenants contained in each Indenture. (Section 3.09)


Subordination under the Subordinated Indenture

                  In the Subordinated Indenture, the Company has covenanted and agreed that any Subordinated Debt Securities issued thereunder will be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of the Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 14.01 and 14.02)

                  In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, or the Subordinated Debt Securities. (Section 14.03)

                  No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 14.04)

                  The Subordinated Indenture defines "Senior Debt" as the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under
Section 1111(b) of the Bankruptcy code was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) Debt to any employee of the Company, (iv) any liability for taxes, (v) indebtedness or monetary obligations to trade taxes and (v) indebtedness or monetary obligations to trade creditors or assumed by the Company or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services. As used in the proceeding sentence the term "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

                  The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company may from time to time incur additional indebtedness constituting Senior Debt.

                  The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.


Conversion or Exchange

                  The Subordinated Debt Securities of any series may be convertible or exchangeable into Common Stock or other Securities. The specific terms and conditions on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include the conversion or exchange price, provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, and provisions under which the number of shares of Common Stock or other Securities to be received by the holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.


                           DESCRIPTION OF COMMON STOCK

                  The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value $.01 per share. At July 31st, 1997, there were outstanding 31,016,527 shares of Common Stock of the Company (includes 1,127,883 shares of Common Stock owned by a trust on behalf of the Company and excludes 1,259,774 shares of Common Stock actually held in treasury).

                  The following description of the common stock of the Company is subject to the detailed provisions of the Company's Certificate of Incorporation and by-laws as currently in effect (the "Bylaws"). This description does not purport to be complete or to give full effect to the terms of the provisions of statutory or common law and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation and the Bylaws, each of which has been filed as an exhibit to or will be incorporated by reference in the Registration Statement of which this Prospectus is a part.

                  The amount of dividends payable in the future will be reviewed periodically by the Board of Directors in light of the Company's earnings, financial condition and capital and other cash requirements. It is the policy of the Board of Directors that FSA

Holding retain an adequate portion of its earnings to support the growth of its business. There is no requirement or assurance that dividends will be paid.

                  Most of the operations of the Company are conducted through FSA. FSA's ability to declare and pay dividends to Capital Guaranty which in turn declares and pays dividends to the Company, is dependent on FSA's financial condition, results of operations, cash requirements and other related factors and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states.

                  The Company will ordinarily be required to withhold United States federal income taxes in the amount of 30% of any dividends paid to non-United States shareholders not otherwise subject to United States federal income taxation, unless a tax treaty between the United States and the country of the shareholder's residence provides for withholding at a reduced rate.

                  The Common Stock is traded on the New York Stock Exchange under the symbol FSA. The transfer agent for the Common Stock is The Bank of New York.


                              PLAN OF DISTRIBUTION

                  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement.

                  Offers and sales of Securities hereunder may be effected at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement. If Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is being delivered to the public. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise set forth in the applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities if any are purchased.

                  In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

                  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company to indemnification against and contribution toward certain civil liabilities, including liabilities, under the Securities Act, and to reimbursement by the Company for certain expenses.

                  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

                  Offers to purchase Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such transaction will be set forth in the Prospectus Supplement relating thereto.

                  The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. Certain series of the Securities will be a new issue and will not have an established trading market. No assurances can be given that there will be a market for any of the Securities.

                  Agents, underwriters and dealers may be customers of, engage in transactions with or perform services for, the Company and its subsidiaries in the ordinary course of business.


                                  LEGAL MATTERS

                  Certain legal matters with respect to the legality of the Securities being offered hereby will be passed upon for the Company by Bruce E. Stern, Esq., General Counsel of the Company, and for any underwriters or agents by counsel to be named in the Prospectus Supplement.


                                     EXPERTS

                  The consolidated financial statements and the related financial statement schedule of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated January 24, 1997 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisditions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

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
                                          Page
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
              Prospectus Supplement
The Company..........................         S-2
Use of Proceeds......................         S-3
Capitalization.......................         S-3
Selected Consolidated Financial and
  Statistical Data...................         S-4
Ratio of Earnings to Fixed Charges...         S-6
Certain Developments.................         S-6
Description of Debt Securities.......         S-6
Underwriting.........................         S-9
Legal Opinions.......................        S-10
Experts..............................        S-11
Additional Available Information.....        S-11

                    Prospectus
Available Information................           2
Incorporation of Certain Documents by
  Reference..........................           3
The Company..........................           3
Use of Proceeds......................           4
Ratio of Earnings to Fixed Charges...           5
Description of Debt Securities.......           5
Description of Common Stock..........          14
Plan of Distribution.................          15
Legal Matters........................          16
Experts..............................          16

                                  $100,000,000

                               FINANCIAL SECURITY
                            ASSURANCE HOLDINGS LTD.

                            6.950% Senior Quarterly
                             Income Debt Securities
                                    due 2098
                               (Senior QUIDS-SM-)

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                            PAINEWEBBER INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

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